August 30, 2016

Via Edgar

Mr. Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Biocept, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 11, 2016

File No. 001-36284

Ladies and Gentlemen:

On behalf of Biocept, Inc. (the “Company”), this letter is being transmitted in response to an oral comment received from the staff of the Securities and Exchange Commission (the “SEC”) on August 30, 2016 (the “Oral Comment”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 11, 2016.  In response to the Oral Comment, the Company is providing the following information:

On August 12, 2016, the Company filed a Registration Statement on Form S-1 with the SEC (the “Registration Statement”), registering for public sale by the Company of up to $10 million of its Common Stock (such potential financing transaction, the “Potential Financing”).  As of the date hereof, it is impracticable for the Company to describe the specific details of the Potential Financing, including, without limitation, (i) the nature and approximate amount of consideration received or to be received by the Company in the Potential Financing or (ii) the approximate amount devoted to each purpose for which the net proceeds from the Potential Financing are to be used.  Such disclosure is impracticable at this time because the Company has not yet commenced the Potential Financing, nor has the Company engaged the services of an investment bank to assist in the Potential Financing.  As a result, at this time the Company is unable to determine an approximate amount of consideration to be received by the Company in the Potential Financing, as such determination will be dependent on various unknown factors, including, without  limitation, future changes in the trading price of the Company’s Common Stock, interest from new and existing investors in the Potential Financing, the price at which the Company is able to sell shares of its Common Stock in the Potential Financing, and the amount of underwriting fees and commissions and estimated offering expenses payable by the Company in connection with the Potential Financing.  Furthermore, because the Company is unable to approximate the amount of consideration to be received by the Company in the Potential Financing, it is similarly impracticable for the Company to approximate the amount devoted to each purpose for which the net proceeds from the Potential Financing are to be used.

***

Please contact me at (858) 550-6051 with any questions or further comments regarding the Company’s response to the Oral Comment.

Sincerely,

Cooley LLP

Nathan Nouskajian, Esq.

cc:Michael Nall, Biocept, Inc.

Timothy Kennedy, Biocept, Inc.

Charles Bair, Cooley LLP

1